PERDIGÃO



4th Quarter 2007

All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

The most diversified products portfolio


Elaborated
Frozen meats
In-Natura
Specialty Meats
Non Meat Processed

Highlights - 2007

Highlights - *R$ million*	2007	% Net Sales	2006	% Net Sales	% Ch.
Gross Sales	7,788.6	117.4	6,106.0	117.2	27.6
Domestic Market	4,589.2	69.2	3,644.5	70.0	25.9
Exports	3,199.4	48.2	2,461.4	47.2	30.0
Net Sales	6,633.4	100.0	5,209.8	100.0	27.3
Gross Profit	1,873.3	28.2	1,344.1	25.8	39.4
EBIT	503.9	7.6	191.4	3.7	163.3
Net Income	321.3	4.8	117.3	2.3	174.0
EBITDA	802.7	12.1	455.8	8.7	76.1
EPS*	1.73		0.71		144.5

** Consolidated earnings per share (in Reais), excluding treasury shares.*

Highlights – 4Q07

Highlights - *R$ million*	4Q07	% Net Sales	4Q06	% Net Sales	% Ch.
Gross Sales	2.276,0	118,4	1.908,0	118,3	19,3
Domestic Market	1.417,4	73,7	1.173,4	72,8	20,8
Exports	858,7	44,7	734,6	45,6	16,9
Net Sales	1.922,2	100,0	1.612,8	100,0	19,2
Gross Profit	556,3	28,9	492,5	30,5	13,0
EBIT	155,9	8,1	138,2	8,6	12,9
Net Income	97,6	5,1	111,7	6,9	(12,7)
EBITDA	240,4	12,5	206,9	12,8	16,2
EPS*	0,53		0,67		(22,1)

* *Consolidated earnings per share (in Reais), excluding treasury shares.*

EBITDA – R$ Million

4th Quarter


8,3%
15,8%
11,5%
14,8%
12,8%
12,5%
76
172
156
199
207
240
4Q02
4Q03
4Q04
4Q05
4Q06
4Q07
EBITDA
EBITDA Margin

2007


14,3%
14,1%
12,2%
14,5%
8,7%
12,1%
299
385
595
745
458
803
2002
2003
2004
2005
2006
2007
EBITDA
EBITDA Margin

Shareholders' Composition

Difuse Control – Equal Rights


ADR's (NYSE)
3.2%
Previ-BB
15.7%
Petros
12.9%
Sistel
4.5%
Sabiá FIM Previd
2.7%
Valia
4.1%
Real Grandeza
2.4%
Domestic Investors
27.0%
Treasury Shares
0.2%
Foreign Investors
27.9%

Base: 12.31.07
Number of Common Shares: 165,957,152
Capital Stock: R$ 2.5 billions

Market Performance



World Poultry (1) Panorama

Thousand tons – "ready to cook" equivalent

Producers


USA
CHINA
BRAZIL
EU 25
MEXICO
INDIA
RUSSIA
ARGENTINA
OTHERS
4.6%

Importers


RUSSIA
EU - 25
JAPAN
MEXICO
CHINA
SAUDI ARABIA
OTHERS

Exporters


BRAZIL
USA
EU 25
CHINA
THAILAND
ARGENTINA
OTHERS
7.9%

Source: USDA – (November 2007)
(1) Includes chicken, special poultry and turkey
(2) Preliminary data
(3) Estimated

World Pork Panorama

Thousand tons – equivalent carcass

Producers


China
EU 27
USA
Brazil
Russia
Canada
Others
3.9%
2007 (1)
2008 (2)

Importers


Japan
Russia
Korea
USA
Mexico
Hong Kong
Others
2007 (1)
2008 (2)

Exporters


USA
EU-27
Canada
Brazil
China
Chile
Others
8.4%
2007 (1)
2008 (2)

Source: USDA – (November 2007)
(1) Preliminary data
(2) Estimated

World Beef Panorama

Thousand tons – equivalent carcass


Producers
USA
Brazil
China
EU-27
Argentina
India
Others
4.0%
2007(1)
2008(2)


Importers
USA
Russia
EU-27
Japan
Mexico
South Korea
Others
2007(1)
2008(2)


Exporters
Brazil
Australia
India
USA
Canada
Argentina
New Zealand
Uruguay
Others
10.4%
2,500
2007 (1)
2008 (2)

Source: USDA – (November 2007)
(1) Preliminary data
(2) Estimated

Brazilian Exports

Thousand tons


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008 *
1,013
6,705
15%
41%
33%
Beef
Poultry
Pork
8%
32%
Aggregate Brazilian Market Share

Brazilian Market Share
Exports (thousand tons)

Source: USDA
*Estimated

Brazilian Exports

Chicken		
Jan-Dec 2007	Jan-Dec 2006	% Ch
3,287 thousand t.	2,718 thousand t.	21%
US$ 4,976 million	US$ 3,313 million	55%



Chicken
Middle East
Asia
Europe
Russia
Africa
Others



Pork
Russia
Hong Kong
Argentina
Ukraine
Others

Pork		
Jan-Dec 2007	Jan-Dec 2006	% Ch
606 thousand t.	528 thousand t	15%
US$ 1,231 million	US$ 1,037 million	19%



Beef
Russia
Egypt
Hong Kong
USA
Others

Beef		
Jan-Dec 2007	Jan-Dec 2006	% Ch
1,615 thousand t.	1,597 thousand t.	1.1%
US$ 4,424 million	US$ 3,994 million	11%

Source: ABEF / ABIPECS / ABIEC / SECEX

World Meat Trade



CAGR %
6%
4%
8%
8,000
7,000
6,000
5,000
4,000
3,000
Thousand tons
2000
2001
2002
2003
2004
2005
2006
2007 *
2008 **
Beef
Pork
Poultry

Source: USDA – (November 2007)
* Preliminary data
** Estimated

World: Meat per capita consumption

Kg / Year

2007	Beef	Pork	Chicken	Total
Hong Kong	15.3	65.3	38.5	119.1
USA	43.2	28.9	45.0	117.1
Argentina	65.3	-	29.4	94.7
Canada	33.8	26.5	29.8	90.1
Brazil	37.5	12.0	37.3	86.8
EU	18.0	43.6	16.4	78.0
Taiwan	4.5	40.8	29.5	74.8
Mexico	23.3	14.5	28.5	66.3
United Emirates	-	-	66.2	66.2
Australia	35.7	20.6	-	56.3
China	5.9	40.8	8.0	54.7
Russia	16.3	19.9	17.4	53.6
South Korea	10.2	29.6	13.3	53.1
Japan	9.5	19.7	15.0	44.2
Kuwait	-	-	41.9	41.9
Uruguay	40.6	-	-	40.6
South Africa	15.6	-	24.4	40.0
Malasia	-	-	38.0	38.0
Saudi Arabia	-	-	36.9	36.9
New Zeland	30.4	-	-	30.4
Vietnan	-	21.5	-	21.5
Thailand	-	-	13.2	13.2

Source: USDA Apr/2007
2007 - Estimated

Dairy Products Consumption

Brazilian Dairy Products Production


(billion liters)
CAGR
22.1
22.3
22.6
22.9
23.3
24.3
25.2
2000
2001
2002
2003
2004
2005
2006
2007*
2008**

Source: USDA (nov07) - * estimated ** preliminary forecast

Brazilian Per Capita Consumption


(Kg / per capita / year)
155
150
145
140
135
130
125
130.6
129.6
129.6
129.3
128.4
131.2
135.1
141.4
150.6
2000
2001
2002
2003
2004
2005
2006
2007*
2008**

Source: IBGE / USDA (nov07) - * estimated ** preliminary forecast

Average Milk Prices paid to Producers


0,80
0,70
0,60
0,50
0,40
0,6803
jan feb mar apr may jun jul aug sep oct nov dec
2005
2006
2007

Average	RS	PR	SC	BR	PE *	SP
Jan-Dec 06	0,4530	0,4632	0,4430	0,4811	0,4582	0,5107
Jan-Dec 07	0,6004	0,6079	0,5462	0,6356	0,6445	0,6455
ch / %	29,7	31,2	23,3	32,3	37,7	27,0

Source: CEPEA; * Scot Consultoria

World Consumption of Dairy Products

Consumption in Selected Countries

Milk (kg/Per capita/year)

		2007
1.º	Ukraine	133,1
2.º	Australia	99,2
3.º	USA	91,1
4.º	New Zeland	89,3
5.º	Russia	84,8
6.º	Canada	83,5
7.º	EU	74,3
8.º	**Brazil**	**70,9**

Cheese (kg/Per capita/year)

		2007
1.º	USA	15,0
2.º	EU	13,6
3.º	Canada	11,0
4.º	Argentina	10,9
5.º	Australia	10,6
6.º	New Zeland	6,9
7.º	Egypt	5,3
10.º	**Brazil**	**2,6**

Powder Milk (kg/Per capita/year)

		2007
1.º	Algeria	7,0
2.º	Australia	3,5
3.º	**Brazil**	**3,3**
4.º	Mexico	3,1
5.º	Argentina	3,1
6.º	EU	2,8
7.º	Taiwan	2,1
8.º	Russia	1,9

- Dairy products are sensitive to income variation
- Brazilian consumers are in the inferior band of income

- Demand increase opportunity with the increase of income

Source: Rabobank / Embrapa / USDA 2007

Supply Milk Index *versus* Milk Price



R$ / liter
0.85
0.80
0.75
0.70
0.65
0.60
0.55
0.50
0.45
0.40
0.35
ICAP-L (Basis 100 = June '04)
150
145
140
135
130
125
120
115
110
105
100
Jun-04
Aug-04
Oct-04
Dec-04
Feb-05
Apr-05
Jun-05
Aug-05
Oct-05
Dec-05
Feb-06
Apr-06
Jun-06
Aug-06
Oct-06
Dec-06
Feb-07
Apr-07
Jun-07
Aug-07
Oct-07
Dec-07
Source: CEPEA
R$ / liter
ICAP-L
Nov -05

Margarines

Brazilian margarines production



CAGR = 3.4%

Brazilian Per Capita consumption



Grain Supply and Demand Balance

Brazil (Feb/Jan)

BRAZIL (Feb/Jan)	CORN			
	05/06	06/07(1)	07/08(1)	ch. (%)
Beginning Inventory	3.1	5.6	6.6	18.5
Production	42.5	51.4	53.6	4.3
Crop	31.8	36.6	38.2	4.5
Second Crop	10.7	14.8	15.4	3.9
Imports	1.0	1.1	0.6	(45.2)
Consumption	37.1	40.5	44.0	8.6
Exports	3.9	10.9	9.4	(14.0)
Closing Inventory	5.6	6.6	7.4	11.9

BRAZIL (Feb/Jan)	SOYBEAN			
	05/06	06/07(1)	07/08(1)	ch. (%)
Beginning Inventory	2.7	2.5	4.1	64.4
Production	55.0	58.4	58.5	0.2
Imports	0.0	0.1	0.0	(59.1)
Consumption	30.4	33.2	34.1	2.9
Exports	25.0	23.7	25.5	7.4
Closing Inventory	2.5	4.1	3.0	(26.3)

Source: Conab
(1) Estimates (Feb/08)

Wholesale Price Evolution

Soybean
Ponta Grossa - PR


45.00
40.00
35.00
30.00
25.00
44,80
Ch. 2007/2006 = 16.0%
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07

Corn
Cascavel - PR


30.00
26.00
22.00
18.00
14.00
10.00
29,10
Ch. 2007/2006 = 26.4%

Source: FNP/Safras

Grain Supply and Demand Balance

USA (Sep/Aug)	CORN			
	05/06	06/07(1)	07/08(2)	*ch.(%)*
Beginning Inventory	53.7	50.0	33.1	*(33.8)*
Production	282.3	267.6	332.1	*25.0*
Imports	0.2	0.3	0.4	*25.0*
Consumption	232.1	230.8	266.8	*12.7*
Ethanol used	*40.7*	*53.8*	*81.3*	*51.2*
Feed used	*156.3*	*142.2*	*151.1*	*0.9*
Others	*75.7*	*86.6*	*115.7*	*31.6*
Exports	54.2	54.0	62.2	*15.3*
Closing Inventory	50.0	33.1	36.5	*37.8*

USA (Sep/Aug)	SOYBEAN			
	05/06	06/07(1)	07/08(2)	*ch.(%)*
Beginning Inventory	7.0	12.2	15.6	*27.6*
Production	83.4	86.8	70.4	*(18.6)*
Imports	0.1	0.2	0.2	*(33.3)*
Consumption	52.6	53.2	54.4	*1.9*
Crushings	*47.3*	*49.2*	*49.9*	*1.3*
Seed	*2.5*	*2.1*	*2.3*	*10.3*
Others	*2.7*	*1.9*	*2.2*	*8.5*
Exports	25.6	30.4	27.4	*(11.0)*
Closing Inventory	12.2	15.6	4.4	*(63.4)*

Historical Prices – CBOT (US$/ Bushel)


Ch. 2007/2006 = 42.4%
11.51
US$ / bushel
12.00
11.00
10.00
9.00
8.00
7.00
6.00
5.00
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07

Corn


Ch. 2007/2006 = 56.4%
4.24
US$ / bushel
4.25
3.75
3.25
2.75
2.25
1.75

Source: Bloomberg

Brazilian Real Income X Processed Foods



(97 =100)
100
112
121
122
128
146
142
155
171
194
219
100
100
94
93
90
86
76
75
77
80
82
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Processed Foods
Real Income

Market Share



Specialty Meats


2000
2001
2002
2003
2004
2005
2006
YTD 2007
Nov-Dec
Perdigão
Sadia
Aurora
Seara

Change	
2007/ 2006	8.9%
2006/ 2005	14.2%
Annual Average Growth	
2007/1995	10.9%

2007


Salami 1.6%
Others 3.2%
Ham 14.5%
Sausage 39.3%
Bologna Sausage 18.9%
Frankfurter 22.5%

Market Sales 2007	Ch. 07/06
R$ 12.6 billion	10%

In Volumes
Source: AC Nielsen
Ac. Jan07 - Dec07

Frozen Meats (%)


2000
2001
2002
2003
2004
2005
2006
YTD 2007
Oct-Nov 2007
Perdigão
Sadia
Da Granja
Seara

Change	
YTD 2007/ 2006	8.3%
2006/ 2005	7.0%
Annual Average Growth	
2007/1995	17.0%

YTD 07


Others 2.0%
Hamburgers 41.2%
Snacks 21.1%
Cuts 12.1%
Nuggets 19.8%
Kibes 1.8%
Meatballs 2.1%

Market Sales 2007	Ch. 07/06
R$ 2.2 billion	10%

In Volumes
Source: AC Nielsen
Ac. Dec06 - Nov 07

Pastas (%)



62.3
58.3
55.1
57.4
53.4
53.3
53.1
49.4
48.4
31.9
32.3
37.9
34.8
38.0
38.1
39.2
41.9
41.0
2000
2001
2002
2003
2004
2005
2006
YTD 2007
Oct-Nov 2007
Perdigão
Sadia

Market Sales 2007	Ch. 07/06
R$ 397 million	23%

Change	
YTD 2007/2006	13.5%
2006/2005	19.7%
Annual Average Growth	
2007/1998	24.5%

In Volumes
Source: A C Nielsen
A.c. Dec06 - Nov 07

Pizzas (%)



37.5
37.5
30.9
30.2
34.1
29.2
29.6
31.3
32.3
10.3
14.9
23.4
28.5
30.5
32.2
36.5
36.4
35.3
2000
2001
2002
2003
2004
2005
2006
2007
Nov - Dec 2007
Perdigão
Sadia

Market Sales 2007	Ch. 07/06
R$ 381 million	17%

Change	
YTD 2007/2006	14.6%
2006/2005	10.7%
Annual Average Growth	
2007/2000	14.1%

In Volumes
Source: A C Nielsen
A.c. Jan 07 - Dec 07

Dairy Products (%)



20.4
19.3
16.7
15.2
14.9
14.7
15.7
15.4
15.9
15.4
12.5
12.8
13.5
13.5
13.0
6.4
6.4
7.5
7.6
6.4
6.2
5.9
6.1
5.7
5.1
5.1
4.9
4.9
2004
2005
2006
YTD 2007
Oct-Nov 2007
Batávia
Danone
Itambé
Leco/Vigor
Nestlé
Paulista

Change	
YTD 2007/ 2006	3.3%
2006 / 2005	12.2%
Annual Average Growth	
2007 / 2003	7.1%

Market Sales 2007	Ch. 07/06
R$ 3.4 billion	6%

In Volumes
Source: ACNielsen
Ac. Dec06-Nov 07



YTD 2007
Petit Suisse 7.0%
Fermented Milk 7.6%
Desserts 3.2%
Yogurts 82.2%

Margarines



1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Ac. 2007
Nov
Doriana
Qualy
Delícia
Becel
Claybom
Delicata



YTD 2007
Others
Perdigão / Unilever
Sadia
Bunge

Market Sales 2007	Ch. 07/06
R$ 1.6 billion	1%

In Volumes
Source: ACNielsen
Ac. Dec06-Nov 07

Perdigão's Performance



Investments

4th Quarter 2007	YTD 2007
R$ 290.7 million – 125.2% increase	R$ 857.4 million – 34.6% increase


Productivity and Optimization
16.5%
Mineiros - GO
2.5%
New Projects
19.8%
Acquisitions
61.1%


Productivity and Optimization
19.2%
Mineiros - GO
10.0%
New Projects
30.3%
Acquisitions
40.5%

Sales – 4th Quarter

Domestic Market	Tons (thousand)			Sales (R$ million)		
	4Q07	4Q06	Ch.%	4Q07	4Q06	Ch.%
MEATS	186.7	175.1	6.6	986.2	855.1	15.3
. In-Natura	15.2	16.6	(8.5)	75.1	67.9	10.5
Poultry	11.0	13.2	(16.9)	53.7	53.6	0.1
Pork/Beef	4.2	3.4	24.2	21.4	14.3	49.5
Elaborated/Processed (meat)	171.6	158.5	8.2	911.1	787.2	15.7
DAIRY PRODUCTS	69.0	71.6	(3.6)	208.5	195.8	6.5
Milks	31.7	31.5	0.6	59.3	51.8	14.4
Dairy Products/ Juices/ Others	37.2	40.0	(6.9)	149.2	143.9	3.6
Other Processed	26.2	8.9	195.8	147.7	64.6	128.6
Soybean Products/ Others	50.5	48.8	3.4	75.0	57.9	29.6
TOTAL	332.5	304.4	9.2	1,417.4	1,172.4	20.9
PROCESSED	235.1	207.5	13.3	1,207.9	985.7	22.5
% total sales	70.7	68.2		85.2	84.1	

Exports	Tons (thousand)			Sales (R$ million)		
	4Q07	4Q06	Ch.%	4Q07	4Q06	Ch.%
MEATS	217.6	195.9	11.2	857.3	722.9	17.0
. In-Natura	177.2	160.5	10.4	630.7	560.2	12.6
Poultry	146.7	125.4	16.9	494.5	398.3	24.2
Pork/Beef	30.5	35.1	(13.0)	136.2	161.9	(15.9)
Elaborated/Processed (meat)	40.4	35.2	14.7	226.5	172.7	31.1
Other Processed	0.4	0.2	7.0	1.4	1.7	(16.8)
TOTAL	218.0	196.1	11.2	858.7	724.6	18.5
PROCESSED	40.8	35.6	14.6	227.9	174.4	30.7
% total sales	18.7	18.2		26.5	23.7	

Sales – 4th Quarter

Total Sales	Tons (thousand)			Sales (R$ million)		
	4Q07	4Q06	Ch.%	4Q07	4Q06	Ch.%
MEATS	404.4	370.9	9.0	1,843.4	1,580.0	16.7
. In-Natura	192.4	177.1	8.6	705.8	628.1	12.4
Poultry	157.7	138.7	13.7	548.2	451.9	21.3
Pork/Beef	34.7	38.4	(9.8)	157.6	176.2	(10.5)
Elaborated/Processed (meat)	212.0	193.8	9.4	1,137.6	959.9	18.5
DAIRY PRODUCTS	69.0	71.6	(3.6)	208.5	195.8	6.5
Milks	31.7	31.5	0.6	59.3	51.8	14.4
Dairy Products/ Juices/ Others	37.2	40.0	(6.9)	149.2	143.9	3.6
Other Processed	26.6	9.2	189.1	149.1	66.3	124.9
Soybean Products/ Others	50.5	48.8	3.4	75.0	57.9	29.6
TOTAL	550.5	500.5	10.0	2,276.0	1,908.0	19.3
PROCESSED	275.9	243.1	13.5	1,435.8	1,170.1	22.7
% total sales	50.1	48.6		63.1	61.3	

Sales - YTD 2007

Domestic Market	Tons (thousand)			Sales (R$ million)		
	2007	2006	Ch.%	2007	2006	Ch.%
MEATS	646.0	620.2	4.1	3,120.2	2,762.4	13.0
. In-Natura	61.0	90.7	(32.7)	279.3	294.4	(5.1)
Poultry	47.6	72.8	(34.6)	215.2	225.7	(4.7)
Pork/Beef	13.4	17.9	(24.9)	64.1	68.7	(6.7)
Elaborated/Processed (meat)	584.9	529.5	10.5	2,840.9	2,468.0	15.1
DAIRY PRODUCTS	278.0	162.1	71.4	832.1	441.7	88.4
Milks	127.5	73.5	73.6	242.8	122.0	99.0
Dairy Products/ Juices/ Others	150.4	88.7	69.6	589.4	319.7	84.3
Other Processed	62.3	33.8	84.2	392.3	244.3	60.6
Soybean Products/ Others	184.5	182.0	1.4	244.5	196.2	24.6
TOTAL	1170.8	998.2	17.3	4,589.2	3,644.5	25.9
PROCESSED	797.2	652.0	22.3	3,822.6	3,032.0	26.1
% total sales	68.1	65.3	-	83.3	83.2	-

Exports	Tons (thousand)			Sales (R$ million)		
	2007	2006	Ch.%	2007	2006	Ch.%
MEATS	824.8	695.5	18.6	3,193.6	2,457.1	30.0
. In-Natura	675.6	583.2	15.9	2,394.7	1,907.3	25.6
Poultry	555.2	457.4	21.4	1,865.7	1,338.3	39.4
Pork/Beef	120.4	125.8	(4.2)	529.0	569.1	(7.0)
Elaborated/Processed (meat)	149.2	112.4	32.8	798.8	549.8	45.3
Other Processed	1.4	0.8	67.3	5.9	4.3	38.0
TOTAL	826.2	696.4	18.6	3,199.4	2,461.4	30.0
PROCESSED	150.6	113.2	33.0	804.7	554.1	45.2
% total sales	18.2	16.3	-	25.2	22.5	-

Sales - 2007

Total Sales	Tons (thousand)			Sales (R$ million)		
	2007	2006	Ch.%	2007	2006	Ch.%
MEATS	1,470.8	1,315.8	11.8	6,313.8	5,219.5	21.0
. In-Natura	736.6	673.9	9.3	2,674.0	2,201.7	21.5
Poultry	602.8	530.2	13.7	2,081.0	1,564.0	33.1
Pork/Beef	133.9	143.7	(6.8)	593.1	637.8	(7.0)
Elaborated/Processed (meat)	734.1	641.9	14.4	3,639.8	3,017.8	20.6
DAIRY PRODUCTS	278.0	162.1	71.4	832.1	441.7	88.4
Milks	127.5	73.5	73.6	242.8	122.0	99.0
Dairy Products/ Juices/ Others	150.4	88.7	69.6	589.4	319.7	84.3
Other Processed	63.7	34.7	83.8	398.2	248.6	60.2
Soybean Products/ Others	184.5	182.0	1.4	244.5	196.2	24.6
TOTAL	1,997.0	1,694.6	17.8	7,788.6	6,106.0	27.6
PROCESSED	948.3	765.3	23.9	4,627.3	3,586.0	29.0
% total sales	47.5	45.2		59.4	58.7	

Breakdown of Net Sales - %



2.7
3.7
0.8
1.1
32.5
38.2
3.9
2.8
3.6
3.7
9.8
6.1
28.0
25.4
8.0
10.9
11.5
10.1
Poultry - DS
Pork/ Beef - DS
Processed Meat - DS
Other Processed - DS
Others - DS
Dairy Products - DS
Poultry - E
Pork/ Beef - E
Processed Meat - E
2007
2006

DS - Domestic Sales
E - Exports

Distribution Channel

In revenues

2007



Institutional
7.7 %
Small Stores
9.3%
Wholesale
19.1%
Supermarket
63.9%

2006



Institutional
7.9%
Small Stores
10.2%
Wholesale
18.4%
Supermarket
63.5%

Exports by region

% of Net Sales

2007



Other Countries 7.2%
Middle East 22.6%
Eurasia 15.7%
Far East 24.8%
Europe 29.7%

2006



Other Countries 7.7%
Middle East 20.9%
Eurasia 17.6%
Far East 25.2%
Europe 28.6%

Debt Profile

Debt R$ Million	On December 31, 2007 Short-Term	Long-Term	Total	On December 31, 2006 Total	% Ch.
Local Currency	237.6	382.4	620.1	502.8	23.3
Foreign Currency	814.2	831.6	1,645.8	1,331.3	23.6
Gross Debt	**1,051.8**	**1,214.1**	**2,265.9**	**1,834.1**	**23.5**
Cash Investments					
Local Currency	1,452.6		1,452.6	956.6	51.8
Foreign Currency	321.1	63.3	384.4	243.9	57.6
Total Cash Investments	**1,773.7**	**63.3**	**1,836.9**	**1,200.5**	**53.0**
Net Accounting Debt	**(721.9)**	**1,150.8**	**428.9**	**633.5**	**(32.3)**
Exchange Rate Exposure - US$ million			**(308.7)**	**(111.4)**	**177.2**

Cash Flow

R$ Million	2007	2006
Cash Flow from Operating Activities		
Net Income	321.3	117.3
Adjustments to reconcile net income to net cash provided by	229.0	187.5
	550.4	304.7
Variation on the operating activies accounts:		
Trade accounts payable, net	(99.3)	(72.5)
Inventories	(222.9)	(61.1)
Trade accounts payable	94.1	106.6
Others Assets and liabilities	6.1	(74.9)
	337.5	202.0
Cash Flow from Investments Activities		
Cash Investments	190.6	(714.6)
Investments in Fixed Assets	(1,026.0)	(741.7)
Business Acquisitions	4.2	14.2
	(831.2)	(1,442.1)
Cash Flow from Financial Activities		
Loans, Financing and Debentures	440.9	69.1
Capital Increase	900.0	900.0
Capital Distribution	0.0	(6.1)
Dividends and Interest on Shareholders' Equity	(75.6)	(61.9)
	1,265.2	791.1
Net Increase (Decrease) in Cash	771.5	(448.0)

Consolidated Financial Statements – 4Q07

R$ Million	4Q07	% Net Sales	4Q06	% Net Sales	Ch. %
Gross Sales	**2,276.0**	**118.4**	**1,908.0**	**118.3**	**19.3**
Domestic Market	1,417.4	73.7	1,173.4	72.8	20.8
Exports	858.7	44.7	734.6	45.6	16.9
Sales Returns	(353.8)	(18.4)	(295.2)	(18.3)	19.8
Net Sales	**1,922.2**	**100.0**	**1,612.8**	**100.0**	**19.2**
Cost of Sales	(1,365.9)	(71.1)	(1,120.3)	(69.5)	21.9
Gross Profit	**556.3**	**28.9**	**492.5**	**30.5**	**13.0**
Operating Expenses	(400.4)	(20.8)	(354.3)	(22.0)	13.0
Commercial	(376.7)	(19.6)	(332.4)	(20.6)	13.3
Administrative	(23.7)	(1.2)	(21.9)	(1.4)	8.2
Income before Financial Results (EBIT)	**155.9**	**8.1**	**138.2**	**8.6**	**12.9**
Financial Expenses, Net	(69.4)	(3.6)	(66.7)	(4.1)	**4.0**
Financial Expenses	(77.0)	(4.0)	(98.9)	(6.1)	(22.2)
Financial Revenue	7.7	0.4	32.3	2.0	(76.2)
Other Operating Results	4.5	0.2	2.2	0.1	104.9
Income after Financial Expenses and Others	**91.1**	**4.7**	**73.7**	**4.6**	**23.6**
Nonoperating Expenses	(9.6)	(0.5)	(3.1)	(0.2)	208.1
Income Tax and Social Contribution	26.6	1.4	55.8	3.5	(52.4)
Employees'/Management Profit Sharing	(12.0)	(0.6)	(11.4)	(0.7)	4.7
Minority Interest	1.5	0.1	(3.2)	(0.2)	
Net Income	**97.6**	**5.1**	**111.7**	**6.9**	**(12.7)**
EBITDA	**240.4**	**12.5**	**206.9**	**12.8**	**16.2**

Consolidated Financial Statements – 2007

R$ Million	2007	% Net Sales	2006	% Net Sales	Ch. %
Gross Sales	7,788.6	117.4	6,106.0	117.2	27.6
Domestic Market	4,589.2	69.2	3,644.5	70.0	25.9
Exports	3,199.4	48.2	2,461.4	47.2	30.0
Sales Returns	(1,155.2)	(17.4)	(896.2)	(17.2)	28.9
Net Sales	6,633.4	100.0	5,209.8	100.0	27.3
Cost of Sales	(4,760.1)	(71.8)	(3,865.7)	(74.2)	23.1
Gross Profit	1,873.3	28.2	1,344.1	25.8	39.4
Operating Expenses	(1,369.4)	(20.6)	(1,152.7)	(22.1)	18.8
Commercial	(1,279.0)	(19.3)	(1,070.9)	(20.6)	19.4
Administrative	(90.4)	(1.4)	(81.8)	(1.6)	10.5
Income before Financial Results (EBIT)	503.9	7.6	191.4	3.7	163.3
Financial Expenses, Net	(105.4)	(1.6)	(129.3)	(2.5)	(18.5)
Financial Expenses	(116.4)	(1.8)	(188.6)	(3.6)	(38.3)
Financial Revenue	11.0	0.2	59.3	1.1	(81.4)
Other Operating Results	5.1	0.1	18.4	0.4	(72.2)
Income after Financial Expenses and Others	403.7	6.1	80.5	1.5	401.4
Nonoperating Expenses	(19.9)	(0.3)	(6.2)	(0.1)	222.0
Income Tax and Social Contribution	(32.1)	(0.5)	61.5	1.2	-
Employees'/Management Profit Sharing	(27.2)	(0.4)	(11.5)	(0.2)	136.2
Minority Interest	(3.2)	(0.0)	(7.1)	(0.1)	(55.3)
Net Income	321.3	4.8	117.3	2.3	174.0
EBITDA	802.7	12.1	455.8	8.7	76.1

Added Value Distribution

R$ 2.4 Billion = 31.6% Increase


40.0%
41.8%
41.7%
41.3%
5.0%
10.2%
4.1%
1.9%
9.1%
4.4%
0.1%
0.4%
Human Resources
Taxes
Interest
Dividends
Retention
Management/ Employees' Profit Sharing
2007
2006

Social Balance

Main Indicators	12.31.2007	12.31.2006	% Ch.
Number of Employees	44,752	39,048	14.6
Net Sales per Employee/year - R$ thousands	148.2	133.4	11.1
Productivity per Employee (tons/year)	41.4	39.7	4.3

Shares Performance

PRGA	4Q07	4Q06	2007	2006
Share Price - R$ *	44.26	29.98	44.26	29.98
Traded Shares (Volume)	59.3 million	46.1 million	197.6 million	156.6 million
Performance	10.7%	35.2%	47.6%	14.0%
Bovespa Index	5.7%	22.0%	43.6%	32.9%
IGC (Brazil Corp. Gov. Index)	(2.4%)	29.6%	31.5%	41.3%
ISE (Corp. Sustainability Index)	12.8%	30.3%	40.4%	37.8%
PDA	**4Q07**	**4Q06**	**2007**	**2006**
Share Price - US$ *	49.24	27.57	49.24	27.57
Traded ADRs (Volume)	6.9 million	4.4 million	23.0 million	15.3 million
Performance	12.1%	36.3%	78.6%	21.1%
Dow Jones Index	(4.5%)	6.7%	6.4%	16.3%

** Closing Price*

Shareholders' Value

R$ Million


8,230
3,226
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Market Value
Book Value

Monthly Traded Volume

Average 2007 = US$ 18.6 million / daily

4Q 2007 = US$ 30.3 million / daily


35
30
25
20
15
10
5
0
PRGA3
PDA
Price PRGA3 (US$)

Shares Performance

Base 100 – Dec/01 – 6years series



ADRs Performance

Base 100 – Dec/01 – 6years series


1,200
1,000
800
600
400
200
-
DowJones, 132
Jan-02
Apr-02
Jul-02
Oct-02
Dec-02
Apr-03
Jul-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07

OUTLOOK

	Pro-form Consolidated (1)	Perdigão Companies Growth (2)
	2008	2008
Total Volume: *Meat and other processed products (frozen and chilled products)*	13%	39%
Domestic Market	15%	40%
Exports	10%	39%
Dairy Products:	40%	340%
Investments – R$ million	R$ 0.8 billion	
Breading Stocks Investments	R$ 140 million	

(1) Growth forecast for 2008, considering the pro-forma consolidated figures for Perdigão, Eleva and Plusfood in 2007.

(2) Considering the consolidated growth of Perdigão in 2008 compared to 2007.